SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-24094
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                                             Cusip Number 50179V101
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                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR
|_| Form 10KSB

               For Period Ended: September 30, 2000

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

                                    LBP, Inc.
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                              200 Mamaroneck Avenue
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           Address of Principal Executive Office (Street and Number)

                          White Plains, New York 10601
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In March 2000, Registrant filed an application with the Securities and Exchange Commission ("SEC") for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the '40 Act) declaring that Registrant is not an investment company. Alternatively, Registrant requested a Section 6(c) exemption from all provisions of the '40 Act. The application was revised in May, June and July 2000. Thereafter, the SEC Staff advised Registrant that neither a Section 3(b)(2) order nor a Section 6(c) exemption could be granted under the facts and circumstances of Registrant's application. Registrant continued to discuss with the Staff the manner in which to respond to the Staff's concerns. Registrant conducted its most recent discussion with the Staff on November 9, 2000 and, as a result thereof, on November 14, 2000, Registrant's Board of Directors began consideration of courses of action for Registrant. It is anticipated that by November 16, 2000, a final decision will be made by Registrant's Board of Directors. Because the determination of the appropriate form of periodic report cannot be made until Registrant's Board of Directors adopts a course of action, Registrant was unable to file its Quarterly Report on Form 10-Q within the prescribed time period, and will file on or before the fifth calendar day following the prescribed due date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Frederic M. Zinn                                  (914)        421-2545
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                      N/A
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                                    LBP, Inc.
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                  (Name of Registrant as Specified in Charter)

            has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  November 14, 2000                 By  /s/ Fredric M. Zinn
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                                            Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001)